Mail Stop 3561

      							September 9, 2005


Mr. ShaoJian Wang
Chief Financial Officer
PacificNet Inc.
860 Blue Gentian Road
Suite 360
Eagan, MN 55121

	Re:	PacificNet Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 19, 2005

		Form 10-QSB for Fiscal Quarter Ended June 30, 2005
		File No. 000-24985

Dear Mr. Wang:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for Fiscal Year Ended December 31, 2004

Item 1.  Description of Business, page 1

Consolidation of Variable Interest Entities, page 5

1. We refer you to the 2nd to last paragraph on page 5 where you indicate that you consolidate the financial statements of Clickcom-
WOFE and Guangzhou3G-WOFE based on the determination that you are the primary beneficiary of these companies. Please tell us whether you also consolidate Dianxun-DE and Sunroom-DE and explain to us your GAAP basis for this accounting treatment.

Item 6.  Management`s Discussion and Analysis or Plan of
Operation,
page 22

Results of Operations, page 24

Interest Expenses / Income, page 25

2. It is not clear to us why you did not record any interest expense
for 2003 and 2004 given that you had $1,396 thousand and $1,782 thousand of outstanding bank loans at December 31, 2004 and December
31, 2003 respectively.  Please revise your bank loans note on page
45
to explain in more detail the nature of your bank loans that caused you not to incur any interest expense during each of the previous two years.

Report of Independent Registered Public Accounting Firm, page 28

3. We note that your audit report was signed by an audit firm based in Arizona. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Arizona in view that almost all of your operations in China and Hong Kong. In addition, please have your auditor tell you whether a foreign audit firm played a substantial role in the preparation or furnishing of the audit report, and if so, whether the foreign audit firm is registered with the PCAOB.

Consolidated Balance Sheets, page 29

4. Refer to page 2 of your 10-QSB`s for the quarters ended March
31,
2005 and June 30, 2005 and explain to us management`s consideration of SFAS 5 in determining that it was appropriate not to have an allowance for doubtful accounts recorded as of December 31, 2004 March 31, 2005 and June 30, 2005. To the extent possible, provide us with support that shows it is probable that all receivables will be collected in full as of each balance sheet date and explain why this is true given that the receivable balance has been increasing each fiscal period.

Consolidated Statements of Operations, page 30

5. We note your revenue recognition note on page 33 which indicates that you derive revenues from both product sales and services. In accordance with Rule 5-03 of Regulation S-X, please revise to present separately your revenues from product sales and services.

6. Please explain to us the nature of the Sundry income presented on your Consolidated Statements of Operations and tell us your accounting policies related to it. In accordance with Item 303 of Regulation S-B, revise your MD&A to discuss the causes for the year over year change in this line item.

Note 13 - Consolidated Statements of Cash Flows, page 32

7. Refer to the operating activities section of your consolidated statement of cash flows for the year ended December 31, 2004 and the quarters ended March 31, 2005 and June 30, 2005 and explain to us why the amount of the adjustment to net income from minority interest differs from the amount of the minority interest line item on your statement of operation for the respective period.

Revenue Recognition, page 33

8. In order to help us better understand your revenue recognition policies, please refer to your products and services discussion on pages 6 and 7 and answer the following questions:
* Explain to us how you account for the sale of your proprietary call center management software and tell us whether it is sold in an "off the shelf form" or whether it requires significant production, modification or customization. In addition, tell us whether you perform installation services related to this software, and if so, how you account for those installation services.
* Provide us with more detail on the nature of your information technology outsourcing services and tell to us whether you recognize revenue from these services upon completion of the contract or over the life of the contract using the percentage of completion method.
If the latter, explain to us what approach you use to measure the progress towards completion.
* For the arrangements in which Linkhead acts as a master reseller, tell us whether you recognize the revenue gross as a principal or net as an agent and explain to us your consideration of EITF 99-19 in making this determination.
* For the arrangements in which Linkhead acts as a mobile phone systems integrator for service providers in China, tell us whether you recognize revenue upon completion of the contract or over the life of the contract using the percentage of completion method.
If
the latter, explain to us what approach you use to measure the progress towards completion. In addition, explain to us your consideration of SOP 97-2 and EITF 00-21 in accounting for these multiple element arrangements.
* Explain to us in more detail the nature of the products and services provided by PacificNet Solutions Ltd. (PacSo) and tell to us whether you recognize revenue from these services upon completion of the contract or over the life of the contract using the percentage of completion method. If the latter, explain to us what approach you use to measure the progress towards completion. In addition, it appears to us that PacSo enters into arrangements where they provide products and services. Tell us how you considered the guidance of SOP 97-2 and EITF 00-21 for these multiple element arrangements.
* For each type of product sale made by Guangzhou Yueshen TaiYang Technology Limited, tell us whether you recognize revenue gross as a principle or net as an agent and explain to us your consideration of
EITF 99-19 in making this determination. In addition, explain to us when you recognize the revenue for these sales (e.g. at the point of shipment, at the point of use, etc.).
* For all of your product and service offerings, explain to us how your revenue recognition policy is affected by any post-shipment/delivery obligations, such as customer acceptance, product returns, etc.

In your response letter, reference all pertinent authoritative GAAP accounting literature that supports your accounting treatment. In addition please revise your revenue recognition disclosure to discuss the specific revenue recognition policies for each category of products and services that you offer.

Allowance for Doubtful Accounts, page 33

9. We note your disclosure "The Company presents accounts receivable, net of allowance for doubtful accounts and returns." Based on this statement, it appears to us that you record estimated sales returns as a bad debt expense rather than a reduction in revenue. Please explain to us your GAAP basis for this accounting treatment. In addition, based on the fact that you do not have an allowance for doubtful accounts recorded as of December 31, 2004, March 31, 2005 and June 30, 2005, it appears to us that you did not expect to have any returns from sales that were made as of each balance sheet date.
If true, please provide us with detailed support that substantiates this claim. Otherwise, please advise.

Foreign Currency Translation, page 34

10. We note your statement in the 2nd paragraph of this note which states, "The resulting foreign currency translation gain or loss is included in Cumulative Comprehensive Loss." As such, explain to us why you do not show any foreign currency translation activity in your
Consolidated Statements of Changes in Stockholders` Equity on page
31. In addition, explain to us your consideration of SFAS 52 in determining that the functional currency of all your subsidiaries is the Hong Kong dollar given that it appears that certain of your subsidiaries are located in and conduct the majority of their operations in mainland China. Explain to us your consideration of Appendix A of SFAS 52 in making this determination.

Goodwill and purchased intangible assets, page 34

11. Disclose in future filings the results of your goodwill impairment test at each balance sheet date presented. In addition, using the guidance in paragraphs 30-35 of SFAS 142 provide us the following information:
* how many reporting units you have;
* how you identified these reporting units
* how you allocated goodwill amongst the reporting units;
* the method used to determine the fair value of each reporting unit.

12. In a note to the financial statements provide the disclosures required by paragraph 45 c of SFAS 142.

2.  Business Acquisitions, page 39

13. In order to help us better understand your accounting policies related to your business acquisitions, please answer the following questions for each of the business acquisitions described on pages 39 through 42, as applicable:
* Explain to us your GAAP basis for your determination of the acquisition date and tell us how you determined the value of the common stock issued as part of the purchase consideration.
* Tell us how you accounted for contingent consideration included as
part of the acquisition agreement and explain us your GAAP basis for
this accounting treatment.
*  Explain to us your GAAP basis for not including the value of the
warrants as part of the purchase price.
In addition please revise your pro forma financial information so that it is consistent with the guidance of paragraphs 54 through 57 of SFAS 141.

13.  Segment Information, page 49

14. Please explain to us in detail how you applied the guidance of paragraph 10 of SFAS 131 in identifying your three operating segments. Tell us who you have identified as your chief operating decision maker and explain to us what reports this function reviews when assessing performance and allocating resources.

Item 8A  Controls and Procedures, page 51

15. We note your disclosure that your "disclosure controls and procedures were effective such that the material information required to be included in your Securities and Exchange Commission ("SEC") reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to the Company, including your consolidating subsidiaries." If true, please revise your 10-KSB and your 10-QSB`s for the quarters ended March 31,
2005 and June 30, 2005 to also state that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act for guidance. Alternatively, you may simply state that your disclosure controls and procedures are effective. Otherwise, please advise.

16. We note your disclosure that "there were no significant changes in the Company`s internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date." Item 308(c) of Regulation S-B requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If true, please revise your 10-KSB and your 10-QSB`s for the quarters ended March 31, 2005 and June 30, 2005 to state that there was no change in your internal control over financial reporting that occurred during the respective quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Otherwise, please advise.

Form 10-QSB for the quarter ended June 30, 2005

Consolidated Balance Sheets, page 2

17. Refer to your consolidated statements of cash flows on page 4 and explain to us your GAAP basis for including the Increase in loans receivable of $3,238 thousand as an adjustment to net income in the operating cash flow section. In addition, explain to us the nature of the loans receivable from third parties.

Consolidated Statements of Cash Flows, page 4

18. Please explain to us your US GAAP basis for including the "decrease in restricted cash" as an adjustment to net income in the operating cash flow section. In addition, tell us whether this restricted cash line item relates to the restricted cash line item included in the investing section of the cash flow statements from your 10-KSB for the year ended December 31, 2004.

19. Please explain to us the nature of the increase in share consideration post acquisition of subsidiaries and explain to us why this item affected cash flows from financing activities. In this regard, we note that the same amount is included as part of the non cash investing and financing activities.

3.  Business Acquisitions, page 7

20. In order to help us better understand your accounting for the acquisition of Guangzhou 3G Information Technology Co. Ltd. (Guangzhou3G-WOFE), please address the following in your response letter:
* Explain to us how you accounted for Guangzhou3G-WOFE prior to this acquisition. In this regard, we note on page 5 of your 10-KSB for the year ended December 31, 2004 that you consolidate the financial statements of Guangzhou3G-WOFE because you determined that you are the primary beneficiary.
* Revise to disclose the total cost of the acquired entity and to include a condensed balance sheet that indicates the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date. Refer to paragraphs 51 and 58 of SFAS 141 for guidance.
* Explain to us your GAAP basis for your determination of the acquisition date and tell us how you determined the value of the common stock issued as part of the purchase consideration.
* Tell us how you accounted for contingent consideration included as part of the acquisition agreement and explain us your GAAP basis for this accounting treatment.
* Tell us whether you included the value of the warrants issued as part of the purchase price and explain your GAAP basis for this treatment.
* Explain to us what you mean by your statement "Guangzhou3G-WOFE was set up as a wholly-owned foreign enterprise ("WOFE") in the PRC immediately prior to the acquisition and therefore no unaudited pro forma results are required." Does this mean that Guangzhou3G-WOFE did not have operations prior to this acquisition? If so, revise to disclose your business purpose for this acquisition. Otherwise, revise to include the required disclosures of paragraphs 58b and 58c of SFAS 141.
* Please explain to us your consideration of Items 310(c) and 310(d)
of Regulation S-B in reporting for this acquisition. In this regard, we note that you did not include financial statements of Guangzhou3G-
WOFE or pro forma financial information in your 8-K filed on April
5,
2005.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or
Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. ShaoJian Wang
PacificNet Inc.
September 9, 2005
Page 9